Exhibit 4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries, primarily in the Canadian market (Northbridge Insurance is the combination of the former Commonwealth, Lombard and Markel subsidiaries). It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2012, Northbridge’s net premiums written were Cdn$948.3 million. At year-end, the company had statutory equity of Cdn$1,183.1 million and there were 1,518 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In February 2011, C&F acquired First Mercury, which offers insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. In 2012, C&F’s net premiums written were US$1,253.4 million. At year-end, the company had statutory surplus of US$1,231.0 million and there were 1,524 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers’ compensation insurance business in the United States. In 2012, Zenith National’s net premiums written were US$619.4 million. At year-end, the company had statutory surplus of US$443.7 million and there were 1,466 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2012, First Capital’s net premiums written were SGD 181.4 million (approximately SGD 1.2 = US$1). At year-end, the company had shareholders’ equity of SGD 396.4 million and there were 134 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2012, Falcon’s net premiums written were HK$400.3 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$549.2 million and there were 77 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2012, Pacific Insurance’s net premiums written were MYR 135.3 million (approximately MYR 3.1 = US$1). At year-end, the company had shareholders’ equity of MYR 232.7 million and there were 206 employees.

Other insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2012, Fairfax Brasil’s net premiums written were BRL 81.2 million (approximately BRL 1.9 = US$1). At year-end, the company had shareholders’ equity of BRL 88.0 million and there were 57 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2012, OdysseyRe’s net premiums written were US$2,402.3 million. At year-end, the company had shareholders’ equity of US$3,780.9 million and there were 750 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. In 2012, Advent’s net premiums written were US$187.3 million. At year-end, the company had shareholders’ equity of US$151.7 million and there were 71 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance in the Central and Eastern European regions. In 2012, Polish Re’s net premiums written were PLN 309.0 million (approximately PLN 3.3 = US$1). At year-end, the company had shareholders’ equity of PLN 259.9 million and there were 44 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2012, Group Re’s net premiums written were US$206.6 million. At year-end, the Group Re companies had combined shareholders’ equity of US$532.7 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders’ equity of US$1,773.9 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 184 employees in the U.S., located primarily in Manchester, New Hampshire, and 103 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All of the above companies are wholly owned (except for 98%-owned First Capital).

(2)

The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure also includes a 41.4% interest in Gulf Insurance (a Kuwait insurance company), a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), a 23.2% interest in Thai Re Public Company Limited, a 27.0% interest in Singapore Re, a 40.5% interest in Falcon Thailand, and investments in The Brick (33.7%), MEGA Brands (21.9%), Imvescor Restaurant Group (23.6%), Resolute Forest Products (25.6%), Arbor Memorial (39.5%), Ridley (73.6%), Prime Restaurants (81.7%), William Ashley (100.0%), Sporting Life (75.0%) and Thomas Cook India (87.1%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies have no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

We had an excellent year in 2012, even though it was not that obvious in the numbers, as our book value per share increased by only 6 1/2% (including the $101 per share dividend paid in 2012) because of our very cautious view of financial markets. Even though book value per share ended the year at only $378 per share, up from $365 per share at the end of 2011, and common shareholders’ equity ended the year at only about the $7.7 billion level it first reached two years ago, intrinsic value increased significantly. Our results have always been lumpy. In the three years 2007 – 2009, we earned $3.4 billion after taxes and book value per share increased by 146%. Since then, book value per share has increased by only approximately 10% (including dividends) because of our very cautious view of the financial markets (which has led us to be 100% hedged in our common stock portfolios) and, of course, the unprecedented catastrophes in 2011. We ended the year with cash and marketable securities at the holding company in excess of $1 billion.

In the 27 years since we began in 1985, our compound annual growth in book value per share has been 23%, while our common stock price has compounded at 19% annually.

While until late last year, 2012 looked like a light year for catastrophes, Hurricane Sandy then came, causing devastation on the northeast coast of the U.S. Total economic damages could well be in excess of $50 billion while insured damage is expected to be in the range of $25 – $30 billion. And Hurricane Sandy was really only a tropical storm when it made landfall! A category 3 or above hurricane which follows the path of Sandy and slams into New York City is the U.S. industry’s big nightmare. Sandy is expected to cost us about $261 million – mostly from OdysseyRe.

Speaking of OdysseyRe, in spite of Hurricane Sandy, it had the best combined ratio in its history. OdysseyRe had a record 88.5% combined ratio for 2012, generating $267 million in underwriting profit with conservative reserving. And premiums grew 15% in 2012! OdysseyRe almost made up in one year for 2011, when unprecedented catastrophe losses led to a combined ratio of 116.7% and an underwriting loss of $336 million. In fact, if not for Sandy, OdysseyRe would have recouped all of its 2011 losses. The key in the catastrophe business is to view it over the long term rather than pulling away after catastrophes have occurred. Brian Young, who runs OdysseyRe, ably maintained OdysseyRe’s catastrophe writings and increased them where he could, always maintaining total exposure within our worst case limits. With catastrophe pricing going up very significantly in 2012 for exposures in Japan, Thailand and other parts of Asia while remaining steady in the U.S., OdysseyRe wrote $1.1 billion of property premiums in underwriting year 2012 at a combined ratio of 86.2%.

For Fairfax, OdysseyRe is the jewel in the crown, accounting for almost half our business and producing an average accident year combined ratio in the last ten years (since 2003) of 92.8%. Of the $2.8 billion in premiums written by OdysseyRe in 2012, $1.9 billion was in reinsurance worldwide and $916 million in insurance, mainly through Hudson in the U.S. and Newline in London, England. OdysseyRe is headquartered in New York and Stamford and operates in over 100 countries with 24 offices worldwide. Almost 33% of its business emanates from outside North America, generated through its offices in London, England and Paris, France (which writes business in Europe and Asia, with an office in Singapore since 1990). It has over 30 profit centres worldwide, allowing it to very quickly “dial up” or “dial down” any of its product lines depending on market conditions. This agility is a major strength of its organizational structure. Please review OdysseyRe’s website www.odysseyre.com for more information. Brian Young has worked with Andy Barnard at OdysseyRe since 1996 and we are very excited about the prospects of the company under his leadership. As I have mentioned to you many times, in the reinsurance business, a few good men and women can have a dramatic impact!

We had many smooth management transitions in 2012. Stanley Zax, after 36 years building Zenith, decided at 76 it was time to retire. Stanley took Zenith from $63 million in premiums in 1977 to $619 million in 2012 with an average combined ratio of approximately 98.5% while book value per share (including dividends) compounded at 12% over the same period. More importantly, he built an outstanding customer-focused organization – second to none in the workers compensation business in the U.S. All our companies benefit, through osmosis, from the huge strengths of Zenith. We wish Stanley and his wife Barbara good health and a very happy retirement with their family. Jack Miller, who had worked with Stanley at Zenith for over 15 years, took over without a hitch and has been ably running Zenith for a year now.

[1]	Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

There were a number of management transitions at head office during the year. John Varnell passed the CFO title at Fairfax over to Dave Bonham and continued with us as Vice President, Corporate Development. John has been with us for over 25 years and has been intimately involved in all our activities at head office. Some of you will remember, he was the architect of our successful investment in Hub many years ago. Dave Bonham has been trained by John and has been with us for nine years. Also, Brad Martin moved into the new role of Vice President, Strategic Investments, where he will provide support and insight as a member of the Boards of Directors of Fairfax’s significant investees, such as Ridley, Resolute and Prime Restaurants. Brad was instrumental in supporting management in the sale of Hub in 2007 and the sale of Cunningham Lindsey in 2012 (more on that later). Paul Rivett, who is currently Chief Operating Officer of Hamblin Watsa Investment Counsel and a member of the Investment Committee at Fairfax, will now also oversee internal operations at Fairfax, which is what Brad used to do. Wade Burton, after nine years at Cundill Value Funds and three years with Hamblin Watsa Investment Counsel, has joined our Investment Committee.

At Advent, Jim Migliorini recruited Nigel Fitzgerald, who headed up the marine division at Crum & Forster, to be the Chief Operating Officer. Advent’s future is bright under Jim and Nigel’s leadership.

At the request of Alltrust in China, Sam Chan, President of Fairfax Asia, became President of Alltrust. Sam works closely with Henry Du, the CEO of Alltrust. Sam has been an outstanding Fairfax officer for 24 years, starting early on as our Chief Actuary, and then being instrumental in building our Asian operations. At Fairfax Asia, Gobi Athappan, who has been with us for 12 years, has been promoted to Chief Operating Officer – a father and son team that will be hard to beat! Gobi also runs Falcon Hong Kong. We continue to be very excited about our Asian operations under the Athappans!

All of these transitions were done in the Fairfax way, fair and friendly, with no egos getting in the way. I am really excited when I think of the outstanding talent we have at Fairfax – all of whom are, most importantly, team oriented and hardworking with no egos! I have seen over the years how destructive an outsized ego can be to a company – in the short term and in the long term! As President Ronald Reagan said, anything in the world is possible if you don’t care who gets the credit. Fairfax is a living demonstration of this principle – and it is very much ingrained in our culture!

Andy Barnard, as President and Chief Operating Officer of Fairfax Insurance Group, oversees all of our insurance and reinsurance operations worldwide and continues to do an outstanding job. Working with the Presidents of our companies, and with Peter Clarke, Jean Cloutier and Paul Rivett, Andy is primarily focused on helping Fairfax maximize our underwriting performance. Under his chairmanship, the Fairfax Leadership Council has provided a forum to enhance our group coordination. We have established working groups across our companies to explore and take advantage of best practices. Of special interest this year, Andy and Paul Rivett have established a Talent and Culture Development working group, charged with fostering our “fair and friendly” culture, with special focus on outstanding customer service. Among the hallmarks of a successful company over the long term is an enduring culture that differentiates itself from the field.

Also of interest in 2012, we held our first Fairfax Leadership Workshop, which brought together 18 of our most promising managers for a week of training and networking in Toronto. It was a resounding success, and will be an annual event. If you were to meet these rising stars, you would know the future of Fairfax is in good hands.

In 2012, gross premiums written were $7.2 billion across our group – a far cry from the $17 million we began with in 1985. Of that $7.2 billion, 57% was derived from North American insurance, 31% from global reinsurance and 12% from international insurance. Over the years, we expect our international insurance segment to increase significantly. The $7.2 billion does not include our non-consolidated international operations like India, China and the Middle East which produced $2.5 billion in gross premiums written in 2012, of which our share was $650 million. Including our non-consolidated businesses, international operations accounted for approximately 19% of our $7.8 billion total gross premiums written in 2012. Our international operations are mainly in the emerging markets of Asia, Latin America and the Middle East. All of these markets are growing rapidly because of the low penetration of insurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The star of our worldwide operations is Mr. Athappan who runs First Capital in Singapore and is also Chairman of Fairfax Asia. I last discussed his record at First Capital in our 2008 Annual Report. Here’s an update:

	2002 – 2007	2008	2009	2010	2011	2012	Compound Annual Growth 2002 – 2012
Combined ratio (%)	57.8	65.9	72.9	78.6	73.2	79.0	71.8%
	(average)						(average)
Gross premiums written	10	186	248	303	348	397	44.9%
	(2002)
Common shareholders’ equity	32	130	187	225	253	324	26.5%
	(2002)

Simply outstanding!

Our partnership with Gulf Insurance in the Middle East is working out very well. Gulf celebrated its 50th anniversary in Kuwait in 2012 – and we were there! Faisal Al-Ayyar, Vice Chairman of KIPCO, Abdel Karim Al-Kabariti, Chairman of Jordan Kuwait Bank, and Khaled Saoud Al-Hasan, Chief Executive Officer of Gulf Insurance, are all great partners. Bijan Khosrowshahi and Jean Cloutier work closely with the team at Gulf Insurance. During the year, Gulf Insurance purchased our 20% interest in Alliance Insurance in Dubai, so that all our Middle Eastern interests are consolidated in Gulf Insurance. Here’s Gulf Insurance’s record since we purchased our 41% interest in 2010:

	2002 – 2009	2010	2011	2012
Combined ratio (%)	92.9	89.5	89.9	92.0
	(average)
Gross premiums written	87.8	417.6	484.3	519.0
	(2002)
Common shareholders’ equity	136.3	249.8	238.8	259.3
	(2002)

Our Brazilian operation, which we started from scratch in 2010, is on track to achieve a 100% combined ratio or better in 2013. Led by Jacques Bergman and Bruno Camargo, this operation had $114 million in gross premiums written in 2012.

Thai Re, in which we acquired a 21% interest last year at 3 baht per share, is recovering well from the devastating floods in Bangkok in 2011. That company should be back to its historical record of combined ratios in the mid- 80s in 2013 barring unforeseen catastrophes. Chandran Ratnaswami and Gobi Athappan are helping Surachai Shrivallop continue to build on his excellent long term record. Thai Re’s stock price has recovered to almost 6 baht per share.

Our RiverStone group, led by Nick Bentley, had another fine year in 2012. The performance of our runoff team continues to be consistently outstanding. Combined with excellent investment results, the runoff operation has provided significant profits for the past six years, as shown in the table below:

	2007	2008	2009	2010	2011	2012	Cumulative
Pre-tax income	187.6	392.6	31.2	164.8	351.6	184.0	1,311.8

In 2010, Nick and his team acquired General Fidelity for $367.1 million (a discount to its book value of $385.8 million) with a $100 million cash payment (from TIG Insurance Company) and a $267.1 million six year non-interest bearing contingent note, subject to reserve development. Given our expertise at RiverStone, in two years Nick and his team settled many of the complicated claims and were sufficiently comfortable with the remaining claims to settle the contingent note four years ahead of schedule for $200 million. We expect this to be a very profitable deal for RiverStone. In 2012, after a significant amount of due diligence, RiverStone acquired Brit Insurance, a U.K. company in runoff, for $335 million, a 10% discount to its book value of $370 million. Fair value adjustments reduced this negative goodwill of $35 million to approximately $7 million which was included in our earnings. The purchase excluded certain claims reserves which were reinsured back to the vendor of Brit, but we retained the right to commute this reinsurance during the 18 months following closing. RiverStone added $1.3 billion in invested assets in this deal, by far its largest yet. Late in the year, Nick and his team entered into an agreement to reinsure the runoff portfolio of Eagle Star, part of the Zurich Group, for proceeds of $184 million. All the deals done by RiverStone in 2012 were predominantly financed internally and did not need any significant cash from Fairfax. RiverStone’s success in doing these deals was supported by the fact that over 27 years Fairfax has had an impeccable reputation of never renegotiating a deal and always completing it. We guard our reputation very carefully and have never been tempted by short term profits at the expense of fair dealing.

In 2012, Stonepoint and we closed the sale of Cunningham Lindsey. This saga began in 1986 when we purchased Lindsey Morden (forerunner of Cunningham Lindsey) for Cdn$8.9 million – $2 million cash and 578,000 shares of Fairfax. We took it public the following year at Cdn$10 per share, expanded worldwide through the 1990s and early 2000s and finally, with Chuck Davis from Stonepoint, took it private in 2007 at Cdn$3.20 per share. At that price, we were being generous to our public shareholders because, if not for us, the company may not have made it. While we expanded worldwide and sales grew, profits never materialized in any significant manner. Enter Chuck Davis and Stonepoint! With a tremendous focus from Stonepoint partners Darran Baird and Jim Carey and a helping hand from our Brad Martin, Cunningham Lindsey has had a great track record since, doubling its revenue and increasing its EBITDA almost 3 times from approximately $40 million to well over $100 million in 2012.

Our total net investment in Cunningham Lindsey was about Cdn$144 million, beginning with the Cdn$8.9 million investment in 1986, followed by Cdn$135 million primarily related to Cunningham Lindsey’s acquisitions of Hambro and Ellis & Buckle in 1998 and the privatization in 2007. For our interest, we received $270.6 million after repayment of debt and fees, which included $270.6 million in cash of which we reinvested $34.4 million for a 9% interest in the company. Our total return on this investment over 26 years was very poor – but for much of that time we did not think we would even get our money back. For the profit we ultimately made, you have to thank Chuck Davis and Stonepoint. We will be partners with them anytime!

In 2012, we purchased 77% of the publicly-listed Indian operations of Thomas Cook UK. Thomas Cook India has a storied past, beginning 132 years ago transporting the personnel and cargo of the British East India Company to and from England. It also transported the Rajahs and Nawabs (Kings of India) to Europe and thus was born a travel and foreign exchange business. Thomas Cook India is the largest foreign exchange company in India with 154 foreign exchange bureaus in all the major airports and cities and the leading bank note remittance company in India, handling in excess of $1.7 billion annually. It is also the premier travel company for tourists to India and Indians touring outside India, with 289 offices across the country. You will understand the great growth potential of this company when you realize that currently only one million Indians annually travel outside India for holidays. This compares to some 40 million outbound tourists in China and hundreds of millions of outbound tourists in the western world. Enormous opportunity indeed! If any of you want a trip of a lifetime travelling to India, please contact Madhavan Menon (madhavan.menon@in.thomascook.com) at Thomas Cook India. Its website is www.thomascook.in.

Madhavan has over 33 years of experience in the financial services and travel businesses in India. He joined Thomas Cook India in 2000 (it has been listed in India since 1983) and has been leading the company as its Managing Director since 2006. Madhavan is an outstanding CEO and was the main reason for our purchase of the company. After following Indian securities law regarding public company takeovers, we will have approximately 75% of the company at the end of the day. In 2012, Thomas Cook India had revenue of $80 million. In the last three years, revenue and pre-tax profit have grown at 17% and 24% respectively. After adjusting for undervalued real estate assets, we purchased the company at approximately ten times 2012 free cash flow. This purchase was handled by our team in India (Fairbridge) led by Harsha Raghavan, working closely with our own Chandran Ratnaswami. We are so high on Madhavan and Thomas Cook India that we expect the company will be our vehicle for further expansion in India – always focused, as at Fairfax, on building shareholder value in the long term by treating our employees, our customers and our communities well. We welcome Madhavan, his management team and all the Thomas Cook India employees to the Fairfax family.

Early in 2013, Harsha, Madhavan and Chandran identified an excellent Indian company run by a wonderful entrepreneur, Ajit Isaac. Ajit, with 13 years of experience in the temporary staffing business, began IKYA Human Capital Solutions in 2008. It is already the third largest company in the Indian human resources services industry, with approximately 55,000 people on its payroll. Thomas Cook India will own 74% with Ajit and the management owning the rest. We are excited to participate in the growth of IKYA’s business with Ajit.

Early in 2012, we got into the restaurant business through the purchase of an 82% interest in Prime Restaurants, with the remainder held by the management team led by John Rothschild, Nick Perpick and Grant Cobb. John and Nick have been running Prime Restaurants for the past 20 years, with 149 restaurants, mostly franchised under such brand names as East Side Mario’s, Casey’s and Bier Markt. In 2012, systemwide sales amounted to Cdn$335.1 million, while Prime had revenue of Cdn$59.1 million. We purchased Prime at approximately 10 times free cash flow. Again, we purchased Prime because of the excellent reputation of John, Nick and Grant and their outstanding track record.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A summary of our 2012 investment results is shown in the table below:

	Realized Gains	Unrealized Gains (losses)	Net Gains (losses)
Equity and equity-related	470.1	648.6	1,118.7
Equity hedges	6.3	(1,011.8)	(1,005.5)

Net equity	476.4	(363.2)	113.2
Bonds	566.3	161.8	728.1
CPI-linked derivatives	–	(129.2)	(129.2)
Other	22.3	(91.8)	(69.5)

Total	1,065.0	(422.4)	642.6

The table above shows the realized gains for the year and, separately, the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report. In 2012, we realized in excess of $1 billion in gains from the sale of common stocks and bonds (as we did in 2011) and we had unrealized investment losses of $422 million, for a net gain of $643 million. Our defensive hedges of our common stock portfolio cost us approximately $1 billion in 2012 because of rising markets – all unrealized of course, in the sense that we continue to be hedged.

In 2012, we earned a total investment return of only 4.5% (versus an average of 8.7% over the past five years and 9.4% over our 27 year history) mainly because of our 100% hedge of our common stock portfolios. If we had not hedged, our total return would have been 8.5%. We realized significant appreciation on our treasury bonds as we sold approximately 50% of our position – offset by some losses on our Greek bonds. Our muni portfolio, predominantly guaranteed by Berkshire Hathaway, also did very well.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $11.6 billion. As we said last year, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as we have made clear many times, the unpredictable timing of these gains and mark-to-market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2012.

	Earnings (loss) per Share	Book Value per Share
First quarter	$(0.69)	$355	($365 as of December 31, 2011)
Second quarter	3.85	357
Third quarter	0.90	360
Fourth quarter	18.90	378

The long term is where it’s at!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

Our long term equity holdings, disclosed last year, continue to be effectively the same, with some reductions in our bank positions.

	As of December 31, 2012
	Shares Owned (millions)	Cost per Share	Amount Invested	Market Value
Wells Fargo	12.0	$25.15	302	410
Johnson & Johnson	7.4	62.06	459	519
US Bancorp	10.1	20.55	207	322

In 2012, we helped two companies go private – Arbor Memorial and The Brick. Arbor Memorial is a funeral services company that was founded by the Scanlan family in 1947 and runs 41 cemeteries and 92 funeral parlours in

Canada. Rest assured, this business is not going away! Together with JC Clark Ltd., we helped the Scanlan family take the company private at Cdn$32 per share – a very fair price for all shareholders. We had purchased 42.1% of Arbor at Cdn$8.81 per share in 2001 through the recommendation of John Clark. We helped privatize Arbor by investing Cdn$55 million in Arbor preferred shares (yielding 4%) and Cdn$50 million for a 39.5% interest in the private company controlled by the Scanlan family. Arbor is run by an outstanding CEO, Brian Snowdon, and is chaired by David Scanlan. We owe John Clark and JC Clark a big thank you for bringing this idea to us years ago.

The Brick is a wonderful entrepreneurial story of a company begun in Canada in 1975 by Bill Comrie with one furniture store in Edmonton, Alberta and growing to 230 stores across the country. Bill took the company public in 2004 and with remarkable generosity gave Cdn$40 million to all his employees from the IPO proceeds – even though he had no obligation to do so. With Bill moving to the U.S., the company unfortunately hit a pothole in 2008. We were holders of 13% of the company with an average cost base of Cdn$6.92 per share. Fortunately for The Brick, Bill recommended Bill Gregson as CEO of the company in 2009. With Bill Comrie, we helped refinance the company with bonds and warrants, reducing our all-in cost to Cdn$2.07 per share. Bill Gregson did an outstanding job turning around the fortunes of the company. Bill did so well that it caught the attention of Mark and Terry Leon, the Chairman and CEO of Leon’s Furniture Ltd., who are the fourth generation of the family that has built its furniture store business over 100 years with great integrity. We helped Leon’s buy The Brick by backstopping a convertible bond issue by Leon’s that will be used for part payment of the Cdn$5.40 per share offer (which is still subject to regulatory approval). This transaction will result in a wonderful furniture and appliance business in Canada with more than Cdn$2 billion in revenue and 306 stores. This was a friendly deal fully supported by the Boards of Directors of both The Brick and Leon’s, Bill Comrie, Bill Gregson and the Leon family. We are looking forward to becoming shareholders of Leon’s. In both the Arbor Memorial and The Brick transactions, we used no investment bankers, relying on Paul Rivett and our small team at head office who did a great job.

Markets fluctuate – and very often in extreme directions. Remember the tech boom, when companies with no sales were valued at tens of billions of dollars? In 2000, Northern Telecom accounted for 36.5% of the Toronto Stock Exchange index and was worth almost Cdn$400 billion; by 2009, it was bankrupt! Well, last year the opposite happened to Research in Motion (now known as BlackBerry). At its low of approximately $6 1/2 per share, it sold at  1/3 of book value per share and a little above cash per share (it has no debt). The stock price had declined 95% from its high! The company produces the BlackBerry which for years was synonymous with the smart phone. The BlackBerry brand name is perhaps one of the more recognizable brand names in the world and the company has 79 million subscribers worldwide. Revenues went from essentially zero to $20 billion in about 15 years – and then it hit an air pocket! The company got complacent, perhaps overconfident, and did not respond quickly enough to Apple and Android. Mike Lazaridis, the founder and a technological genius – and a good friend – asked me to join the Board, which I did after meeting Thorsten Heins, whom Mike recommended as the next CEO of the firm. Thorsten’s 27 years of experience in all types of leadership jobs in small and large divisions at Siemens, combined with his five years at BlackBerry, were exactly what was needed. Thorsten hired a very capable management team and then focused on producing a high quality BB10 – the next generation of BlackBerries. The brand name, a security system second to none, a distribution network across 650 telecom carriers worldwide, a 79 million subscriber base, enterprise customers accounting for 90% of the Fortune 500, almost exclusive usage by governments in Canada, the U.S. and the U.K., a huge original patent portfolio, an outstanding new operating system developed by QNX and $2.9 billion in cash with no debt, are all formidable strengths as BlackBerry makes its comeback! The stock price recently moved as high as $18 per share, a far cry from the $140 per share it sold at a few years ago. And please note, 1.8 billion cell phones are sold worldwide annually, and of the 6 billion cell phones in the world, only 1 billion are smart phones. Lots of opportunity for Canada’s greatest technology company! What is striking, even for a person like me who has seen many bull and bear markets, is that at $6 1/2 per share, all the Wall Street and Bay Street analysts were uniformly negative – just as they were uniformly positive only a few years ago at prices north of $100 per share. John Templeton’s advice to us: “Buy at the point of maximum pessimism”, still rings in our ears!! We own approximately 10% of the company at an average cost of $17 per share and we are excited about its prospects under Thorsten’s leadership and Mike’s technical genius.

We continued to purchase commercial real estate investments with Bill McMorrow and his team at Kennedy Wilson, as discussed in last year’s Annual Report. For example, we purchased, 50/50 with Kennedy Wilson, perhaps the finest office building in Dublin, built in 2009 and 100% leased to State Street Bank for 25 years, for one-third of its construction cost with an unleveraged yield of approximately 8.5%. We also own, with

FAIRFAX FINANCIAL HOLDINGS LIMITED

Kennedy Wilson, some of the finest apartment buildings in Dublin with similar return characteristics. Rest assured we return Bill’s calls very promptly!

As I mentioned to you last year, one such call from Bill in 2011 led to our investment (along with W.L. Ross, Fidelity and Capital Research) in Bank of Ireland – the first significant investment in Ireland by foreign investors since the financial market collapse. Only one year later, Ireland and its economy have made significant strides towards recovery. Irish government bond rates have dropped from mid-teen yields to approximately 4% today and the €1 billion contingent capital note that the Irish government invested in Bank of Ireland was entirely sold to the financial markets at a premium. More recently, the Irish government has announced the removal of the Eligible Liabilities Guarantee and money is flowing strongly back into Ireland. Our hats are off to the Irish government and the people of Ireland for showing the way forward out of the economic malaise in Europe!

I am amazed at how much trading takes place in the marketplace these days. For example, in 2012 BlackBerry had 0.5 billion shares outstanding and traded 1.49 billion shares – i.e., a turnover of three times. In Fairfax’s case, trading in our shares in the 7 years before we delisted from the NYSE averaged approximately 129,000 shares per day, while in the three years since that trading averaged only approximately 47,500 shares per day – over 85% on the Toronto Stock Exchange. Our share turnover has dropped in this time period from two times to 0.6 times. As our company is run for long term shareholders, we hope our turnover drops even further. By the way, you can buy or sell Fairfax shares on the Toronto Stock Exchange in either Canadian or U.S. dollars!

In this frenzied, hyper environment, activist investors and hedge funds have become dominant – all focused on short term gains. Managements are replaced, employees laid off, divisions sold and companies auctioned off so that these investors can make a quick gain. Many a good company can be destroyed by these actions. We continue to take the long view, always friendly and always supportive of management.

Ashley’s, under Jackie Chiesa, and Sporting Life, under the founders Brian McGrath and David and Patti Russell, continue to operate totally independently. Sporting Life plans to expand by opening a store in Ottawa in 2014. Whenever you shop at their stores, please mention that you are a Fairfax shareholder – you will get an extra smile!!

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+ 180	+ 292
1987	+ 48	-3
1988	+ 31	+ 21
1989	+ 27	+ 25
1990	+ 41	-41
1991	+24	+ 93
1992	+ 1	+ 18
1993	+ 42	+ 145
1994	+ 18	+ 9
1995	+ 25	+ 46
1996	+ 63	+ 196
1997	+ 36	+ 10
1998	+ 30	+ 69
1999	+ 38	-55
2000	-5	-7
2001	-21	-28
2002	+ 7	-26
2003	+ 31	+ 87
2004	-1	-11
2005	-16	-17
2006	+ 9	+ 38
2007	+ 53	+ 24
2008	+ 21	+ 36
2009	+ 33	+ 5
2010	+ 2	–
2011	-3	+ 7
2012	+ 4	-18
1985-2012 (compound annual growth)	+ 22.7%	+ 19.0%

We show you this table often to emphasize that there is no correlation between growth in book value and increase in stock price in the short term. You will note periods when our book value grew faster than our stock price and vice versa. More recently, we think the intrinsic value of our company has grown much more than its underlying book value. However, it is only in the long term that book values and stock prices compound at similar rates. Also, please note that in the above table our stock price changes are based on stock prices in Canadian dollars while our book value changes are based on book values in U.S. dollars.

Insurance and Reinsurance Operations

The table below shows the combined ratios and the recent growth of our insurance and reinsurance operations:

	Combined Ratio Year Ended December 31,			Net Premiums Written % Change in
	2012	2011	2010	2012
Northbridge	105.7%	102.8%	106.9%	(13.6)%
Crum & Forster	109.3%	107.9%	109.2%	16.4%
Zenith National	115.6%	127.5%	136.4%	18.2%
OdysseyRe	88.5%	116.7%	95.0%	15.0%
Fairfax Asia	87.0%	83.2%	89.3%	12.6%
Other Insurance and Reinsurance	104.3%	140.9%	107.2%	9.5%

Consolidated	99.8%	114.2%	103.5%	9.2%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge’s underwriting results reflect Hurricane Sandy (2.5 percentage points on the combined ratio) and reserve increases because of a recent Ontario Court ruling increasing accident benefits (1.6 percentage points). Northbridge’s U.S. business (the old Commonwealth) has now been transferred to Hudson and so Northbridge will be entirely Canadian. The decrease in net premiums written in 2012 was due to the transfer of the U.S. business to Hudson and to the non-renewal of certain unprofitable accounts. Silvy Wright has focused on creating one Northbridge Insurance company, coast to coast, with continued segmentation to provide outstanding service to our clients. Silvy and her team are focused on delivering an underwriting profit in 2013. As in the past, Northbridge continued to have favourable reserve development and we expect this to continue in the future.

Crum & Forster’s 2012 underwriting results included 4.4 percentage points of prior year adverse development (mainly from First Mercury) and 1.7 percentage points of Hurricane Sandy losses. Doug Libby continues to optimize Crum & Forster’s business mix with a focus on more profitable specialty business in an effort to sustain underwriting profitability through the market cycle. Net premiums written grew by 16%.

Zenith’s 2012 underwriting loss continued to be driven by expenses as its loss experience continues to be favourable relative to industry averages. As you know, Zenith’s focus on sound underwriting resulted in a significant reduction in premium volume from $1.1 billion in 2005 to $426 million in 2010. As the inadequacy of rates began to impact the industry, our competitors had to increase rates significantly, allowing Zenith to achieve rate increases and attract new business at adequate rates. Zenith’s premium volume increased by 18.2% with a much improved combined ratio. Jack Miller is well on his way to returning to underwriting profitability.

Northbridge, Crum & Forster and Zenith are recovering very well from the recent soft markets, showing underwriting discipline while maintaining good reserving.

At OdysseyRe, Brian Young had outstanding underwriting results in 2012 in spite of catastrophe losses from Hurricane Sandy of $175 million. OdysseyRe continues to benefit from favourable rates on its property business, a strong brand based on its capabilities to write insurance and reinsurance business globally and continued favourable loss development from prior years.

Led by Mr. Athappan, Fairfax Asia in 2012 continued to produce outstanding results, with a combined ratio of 87.0% and premium growth of 12.6%. Reserves continued to develop favourably.

All of our companies are well capitalized, as shown in the table below:

	As of and for the Year Ended December 31, 2012
	Net Premiums Written	Statutory Surplus		Net Premiums Written/ Statutory Surplus
Northbridge	948.7	1,188.2		0.8x
Crum & Forster	1,253.4	1,231.0		1.0x
Zenith National	619.4	443.7		1.4x
OdysseyRe	2,402.3	3,780.9	(1)	0.6x
Fairfax Asia	240.6	530.3	(1)	0.5x

(1)	IFRS total equity.

On average we are writing at about 0.7 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2003 onwards are shown in the table below:

	2003 – 2012
	Cumulative Net Premiums Written ($ billions)	Average Combined Ratio
Northbridge	Cdn 11.1	97.4%
Crum & Forster	9.5	101.5%
OdysseyRe	21.3	92.8%
Fairfax Asia	1.1	87.1%

Total	43.0	95.8%

The table, comprising a full decade with a hard and soft market and the unprecedented catastrophe losses in 2005 and 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company’s average accident year combined ratio during those ten years. The results are excellent – but there is no complacency as our Presidents, with Andy’s help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past 10 years (business written from 2002 onwards):

2002 – 2011 Average Annual Reserve Redundancies
Northbridge	8.2%
Crum & Forster	5.8%
OdysseyRe	9.8%
Fairfax Asia	8.8%

The table shows you how our reserves have developed for the ten accident years prior to 2012. Northbridge has had an average redundancy of 8.2% – i.e., if reserves had been set at $100 for any year between 2002 and 2011, they would have come down on average to $91.80, showing redundant reserves of $8.20. On a comparable basis, Crum & Forster had an average reserve redundancy of 5.8%, OdysseyRe 9.8% and Fairfax Asia 8.8% (First Capital alone was 12.0%). We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

	Underwriting Profit (loss)	Average Float	Benefit (cost) of Float	Average Long Term Canada Treasury Bond Yield
1986	2.5	21.6	11.6%	9.6%

2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
2012	11.6	11,906.0	0.1%	2.4%
Weighted average since inception			(2.5)%	4.5%
Fairfax weighted average financing differential since inception: 2.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 5.2% in 2012, at no cost (in fact a small benefit!). That increase is mainly due to internal growth. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well over the long term, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum over the long term.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance			Reinsurance	Insurance and Reinsurance	Total Insurance and Reinsurance
			Fairfax	OdysseyRe	Other
Year	Northbridge	U.S.	Asia				Runoff	Total
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2

In the past five years our float has increased very substantially, by 50.5%, due to acquisitions and organic growth in premiums written. The increase in 2012 was mainly due to internal growth from our insurance and reinsurance businesses and our runoff acquisitions. We expect continued organic growth of our float in 2013, reflecting the growth in our business. The Brit acquisition resulted in a 29% increase in Runoff float.

At the end of 2012, we had approximately $784 per share in float. Together with our book value of $378 per share and $127 per share in net debt, you have approximately $1,289 in investments per share working for your long term benefit – about 8% higher than at the end of 2011.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

		2012	2011
Underwriting
Insurance	– Canada (Northbridge)	(57.0)	(30.2)
	– U.S. (Crum & Forster and Zenith National)	(206.3)	(215.9)
	– Asia (Fairfax Asia)	30.1	34.4
Reinsurance	– OdysseyRe	266.6	(336.0)
	Insurance and Reinsurance – Other	(21.8)	(206.7)

	Underwriting profit (loss)	11.6	(754.4)
	Interest and dividends – insurance and reinsurance	292.4	517.9

	Operating income (loss)	304.0	(236.5)
	Net gains on investments – insurance and reinsurance	587.3	204.6
	Loss on repurchase of long term debt	(40.6)	(104.2)
	Runoff	231.3	360.5
	Other	39.2	13.3
	Interest expense	(208.2)	(214.0)
	Corporate overhead and other	(256.2)	(32.4)

	Pre-tax income (loss)	656.8	(8.7)
	Income taxes	(116.1)	56.5

	Net earnings	540.7	47.8

	Attributable to:
	Shareholders of Fairfax	532.4	45.1
	Non-controlling interests	8.3	2.7

		540.7	47.8

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley, Sporting Life, Prime Restaurants, Thomas Cook India and William Ashley). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. The small underwriting profit in 2012 was due to the outstanding performance at OdysseyRe and Fairfax Asia, and was achieved notwithstanding $261 million of Hurricane Sandy catastrophe losses. After interest and dividend income, we had operating income of $304 million. Runoff was profitable again for the sixth year in a row. Corporate overhead and other includes $164 million of net losses on investments, primarily unrealized. Net earnings in 2012 were impacted by tax expense of $116 million while 2011 benefitted from tax recoveries of $57 million. (See more detail in the MD&A.)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

	2012		2011
Holding company cash, short term investments and marketable securities (net of short sale and derivative obligations)	1,128.0		962.8

Holding company debt	2,220.2		2,080.6
Subsidiary debt	670.9		623.9
Other long term obligations – holding company	157.5		314.0

Total debt	3,048.6		3,018.5
Net debt	1,920.6		2,055.7

Common shareholders’ equity	7,654.7		7,427.9
Preferred stock	1,166.4		934.7
Non-controlling interests	69.2		45.9

Total equity	8,890.3		8,408.5

Net debt/total equity	21.6%		24.4%
Net debt/net total capital	17.8%		19.6%
Total debt/total capital	25.5%		26.4%
Interest coverage	4.2	x	1.0	x
Interest and preferred share dividend distribution coverage	3.0	x	0.7	x

We ended 2012 in a strong financial position, holding cash and marketable securities at the holding company of over $1 billion with no significant debt maturities in the next five years.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa Investment Counsel (HWIC), Fairfax’s wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	5.5%	14.5%	13.5%
S&P 500	1.7%	7.1%	4.5%
Taxable bonds	14.0%	12.4%	10.8%
Merrill Lynch U.S. corporate (1-10 year) bond index	6.9%	5.7%	6.4%

Our common stock gains in 2012 were once again substantially offset or eliminated by our hedging program. While this is disappointing, we continue to be comfortable maintaining our hedges because of all the uncertainties we see in front of us. In 2007, a major U.S. bank CEO famously said “as long as the music is playing you have to get up and dance”. After the Lehman bankruptcy in 2008, this same bank needed $45 billion from the U.S. government to continue in business. Expensive dance! We prefer to wait for the music to stop and not depend on the kindness of strangers to be in business.

We continue to fully hedge our common stock portfolios because of the reasons first discussed in our 2010 and 2011 Annual Reports. Those reasons have not changed! Total debt (private and government) as a percentage of GDP in the U.S., Europe and the U.K. are at very high levels, thus limiting the options available to governments. Deleveraging in the private sector has only just begun. In spite of the significant deficit spending in the U.S. and Europe, high levels of unemployment prevail in both areas and economic growth continues to be very tepid. In fact, Europe and the U.K. appear to be heading for another recession. The markets are ignoring this as they believe the Fed and the European Central Bank will bail us out – again! Forgotten is the fact that the present Chairman of the Fed, in July 2008, yes July 2008, said that Fannie Mae and Freddie Mac were “adequately capitalized” and “are in no danger of failing”. In spite of QE1, QE2 and recently QE3, the economic fundamentals remain weak while stock markets and bond markets are back to near record levels, leading Gary Shilling, one of the best economists we know, to call this “the grand disconnect”. This “disconnect” or gap will be closed by either economic fundamentals rising to meet the financial markets or the markets coming down to meet the fundamentals. We think that the latter is likely and that the Fed has simply postponed the inevitable by its QE1, QE2 and QE3 actions.

In our 2010 and 2011 Annual Reports, we discussed the Chinese bubble in real estate. This past Sunday (March 3, 2013), the CBS show “60 Minutes” did a segment on the Chinese residential real estate bubble. They showed vast empty cities with “new towers with no residents, desolate condos and vacant subdivisions uninhabited for miles and miles, and miles and miles of empty apartments.” They called it the biggest housing bubble in history. We agree! The ultimate collapse of this bubble will have major consequences for the world economy.

Unlike in 2008/2009, when we quoted Grant’s Interest Rate Observer, “the return of one’s money, the humblest investment attribute in good times, is always prized in bad times”, today the “risk on” trade prevails everywhere, with investors reaching for yield in corporate bonds, high yield bonds and even emerging market debt. Junk bonds are yielding 6% (compared to 19% in early 2009) and emerging market debt outstanding has increased almost ten times since 2003. For example, Bolivia’s recent $500 million 10 year bond, issued at 4 7/8%, was 9 times oversubscribed even though Bolivia had not issued a bond in 90 years!! Poland did even better, issuing a 10 year bond at 3 3/4%. Russell Napier at CLSA, in a recent issue of his “Solid Ground”, noted that U.S. dollar emerging market issuance in open ended mutual fund structures is a disaster waiting to happen as these capital flows can go into reverse! This is particularly negative as external debt in many emerging market countries has increased to dangerous levels. In the same report, Napier also provides a fascinating historical survey of the pitfalls of reaching for yield – particularly when government risk-free rates are very low. Indeed, over the last few hundred years, trying to achieve a 5% – 6% long term yield when U.S. and U.K. government yields were half that led to the destruction of much capital.

We have had massive fiscal and monetary stimulus since 2008 with interest rates effectively zero – and economic recovery is still limping along. We continue to believe the 2008/2009 great contraction was not like any other recession the U.S. has experienced in the past 50 years. We think it has many similarities to the U.S. in the 1930s and Japan since 1990 – and Japan is still fighting deflation 20 years later.

From the distant past comes the warning of our mentor, Ben Graham, whom I have quoted before: “Only 1 in 100 survived the 1929 – 32 debacle if one was not bearish in 1925”. We continue to be early – and bearish!

Commodity prices have flattened out as shown in the table below:

	2012	2011	2010
Oil – $/barrel	92	99	91
Copper – $/lb.	3.60	3.45	4.35
Nickel – $/lb.	7.74	8.49	11.23
Wheat – $/bushel	7.80	6.53	7.94
Corn – $/bushel	6.98	6.47	6.29
Cotton – $/lb.	0.75	0.92	1.45
Gold – $/oz.	1,658	1,531	1,405

While commodity prices have yet to collapse (i.e., complete the down cycle), almost all the major mining company CEOs have retired, including at Vale, Rio Tinto, BHP Billiton and Anglo-American, reflecting the sin of making acquisitions at the top of the market. Rio Tinto’s purchase of Alcan is a great case in point. Purchased for $38 billion in 2007 at the height of the commodity boom, Rio Tinto has already written off $20 billion or half of the purchase price!

As we said last year, if commodity prices come down after their parabolic increase, Canada will not be spared. Also, Canadian house prices have gone up significantly, driven by lax policies at CMHC (Canada’s equivalent to Fannie Mae and Freddie Mac). Canadians have accessed their increasing real estate wealth through lines of credit easily available from the Canadian banks. This has begun to reverse and we are watching cautiously from the sidelines. The condo boom in Toronto (you cannot miss it when you drive into the city) continues to slow down and we believe that prices will fall, as they have in past condo booms.

FAIRFAX FINANCIAL HOLDINGS LIMITED

While we are concerned about Canada, it is heartening to see how quickly California has solved its budget problems. In 2013, California is expected to have a surplus – due to significant reductions in government spending and increases in income taxes. S&P recently upgraded California to an A. Our Brian Bradstreet purchased $1 billion in California state government bonds in 2009, most of this position directly from the government at a 7.25% yield when California was considered to be on the verge of being non-investment grade. Those bonds are yielding 4.55% today!! Our muni bond portfolio (tax exempt and taxable) continued to do well in 2012. We have $1,279.5 million in unrealized gains in these bonds (approximately 22.9% on our cost) while earning $310 million annually in interest.

In 2008/2009, we made four investments in Canada which have turned out very well.

	Investments in 2008/2009
	Cost at purchase	Realized proceeds		Gain	% gain
H&R REIT (bond and warrants)	190.8	391.2		200.4	105.0%
Canadian Western Bank (preferreds and warrants)	57.2	137.4	(1)	80.2	140.2%
Mullen Group (convertible debentures)	56.0	130.0		74.0	132.2%
GMP Capital (preferreds and warrants)	12.0	36.9		24.9	207.5%

(1)	Includes $64.9 in preferreds we still hold.

Our cumulative gains from these investments were $379.5 million. The key to making these investments is to be liquid, i.e., having lots of cash to take advantage of opportunities. In 2008, we had 70% of our portfolio in cash and government bonds. Currently, we have 31% in cash and cash equivalents – earning us very little money. While we suffer from short term pain by having so much cash, it gives us great options for long term gain whenever the opportunity becomes available.

The table below provides you with an update on our CPI-linked derivative contracts. As we have said before, for a small amount of money, we have significantly protected our company from the ravages of potential deflation.

Underlying CPI Index	Notional Amount ($ billions)	Weighted Average Strike Price (CPI)	December 31, 2012 CPI
United States	19.6	223.98	229.60
United Kingdom	0.9	216.01	246.80
European Union	26.9	109.74	116.39
France	1.0	120.09	125.02

	48.4

We have invested a total of $454.1 million in these CPI-linked contracts which are carried on our books at $115.8 million, a 74.5% decline from our cost. The remaining average term on these contracts is 7.7 years. We have added to our U.S. CPI-linked contracts by exchanging some of the older contracts for newer, more current index contracts – thus effectively increasing the weighted average strike price (CPI) on these U.S. contracts to 223.98 from 216.95 last year. We did remind you last year but here it is again – cumulative deflation in Japan in the past ten years and in the U.S. in the 1930s was approximately 14%!! It is amazing to note that including 2012, Japan has suffered deflation in 17 of the last 18 years – beginning about 5 years after the Nikkei Index and real estate values peaked.

In 2012, we had net investment gains of $643 million, which consisted principally of net gains on fixed income securities of $728 million and $113 million of net gains on common stock and equity-related securities (after a net loss of $1,006 million on our hedges), partially offset by losses on CPI-linked derivatives of $129 million. The net gains on fixed income securities consisted of net realized gains of $566 million (principally consisting of $315 million on our long treasury bonds and $132 million on our provincial bonds) and net unrealized gains of $162 million (resulting predominantly from the increase in fair value of our tax exempt and taxable U.S. muni bonds). The net gains from common stock and equity-related securities consisted of realized gains of $470 million (principally consisting of $167 million from the sale of Cunningham Lindsey, $88 million from the sale of Arbor Memorial, $82 million from the sale of USG Corporation and $61 million from the sale of Ryanair), net unrealized gains of $649 million (principally consisting of $105 million from Bank of Ireland, $79 million from Level 3,

$50 million from Cheung Kong, and $159 million from USG Corporation convertible bonds, partially offset by $36 million in unrealized losses, mainly on Sandridge convertible preferred stock) and net (almost all unrealized mark-to-market) losses of $1,006 million on our hedges.

Over the years, we have made very significant realized gains from long U.S. Treasury bonds. We owe a big thank you to Van Hoisington of Hoisington Investment Management who, with Lacy Hunt, have among the best long term fixed income track records in the past 20 years – even though they invest only in U.S. Treasuries!! Whenever we worry about inflation or rising interest rates, we call 1-800-Van-Lacy!!

In the last three years, we have had significant unrealized losses from our hedging program and from our CPI-linked derivative contracts, as shown below:

	2010	2011	2012	Cumulative
Equity hedges	(936.6)	413.9	(1,005.5)	(1,528.2)
CPI-linked derivative contracts	28.1	(233.9)	(129.2)	(335.0)

Total	(908.5)	180.0	(1,134.7)	(1,863.2)

These losses are significant but we consider them unrealized and expect both of them to reverse when the “grand disconnect” disappears – perhaps sooner than you think! Your company is focused on protecting you on the downside from permanent capital loss from the many potential unintended consequences that abound in the world economy. In 2008, we showed you the table below, that quantified our unrealized losses in the 2003 – 2006 period, which then reversed in 2007/2008.

	2003 – 2006	2007	2008
Equity hedges	(287)	143	2,080
Credit default swaps	(211)	1,145	1,290

Total	(498)	1,288	3,370

We had to endure years of pain before harvesting the gains of 2007 and 2008. While we hope the world economy muddles through, we continue to protect our company from the significant unintended consequences that prevail today.

Our net unrealized gains (losses) over cost by asset class at year end were as follows:

	2012	2011
Bonds	1,430.9	1,404.4
Preferred stocks	(36.3)	2.8
Common stocks	332.5	(215.2)
Investments in associates	427.1	347.5

	2,154.2	1,539.5

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

United States	1,748.8
Canada	1,064.1
Other	1,756.3

4,569.2

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Miscellaneous

We maintained our $10 per share dividend in 2012 though we continue to warn you not to extrapolate that number as each annual dividend is established based on our free cash flow at the holding company as well as our holding company cash and marketable securities position. The $10 per share dividend is in the range of 2 1/2 – 3% of our book value in 2012.

We have been mightily blessed by our donations program that helps the less fortunate among us across all countries that we operate in. It is a decentralized program run by the management teams and employees in each country, based on donating 1 – 2% of pre-tax profits in that country to various charitable institutions. We consider these donations as an investment because, of course, business does not operate in a vacuum. We are very grateful “to do good by doing well”, but of course we have to “do well” first. In 2012, we donated $12 million: since 1991, on a cumulative basis, our donations have exceeded $100 million. This, from a company that was worth less than $2 million when we began 27 years ago. As I have said to you before and is part of our Guiding Principles, when a company does well, its customers, employees, shareholders – and the communities it operates in – also do well. Of the $100 million donated since 1991, approximately $55 million was in Canada, $38 million in the U.S. and $7 million outside North America.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since inception
Employee Share Ownership Plan	13%	14%	10%	11%	15%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,068 shares of Fairfax worth Cdn$1.1 million at the end of 2012. I am happy to say, we have many employees who have done exactly that! I remind our employees all over the world that no one washes a rented car! We want our employees to be owners and to benefit from the performance of their company.

One of the best decisions we have made was buying Federated Insurance (Canada) in 1989. Federated Insurance in Canada was a branch operation and everything was run from the U.S., so we needed a President to run the company in Canada. Both the Chairman and CEO and the President of Federated U.S. recommended John Paisley, but John had never been President, so we were a little nervous about this appointment. However, making John the President was the best decision we could have made for Federated. In the past 21 years, John has built Federated into a little gem with outstanding results – perhaps the best long term underwriting results we have had with any company. Under John’s leadership, Federated has written cumulatively approximately Cdn$1.7 billion in business at an average combined ratio of 94.3%. More importantly, John has been a delight to work with – always a team player and always loyal to Federated and Fairfax. John epitomizes the values that Fairfax holds so dearly. As John plans to retire in 2013, we wish him and his wife Bonnie and his family good health and a happy retirement.

As I have mentioned many times before, Fairfax benefits greatly from our “fair and friendly” culture that we have developed over the past 27 years (the culture is embedded in our Guiding Principles, again reproduced for you in the Appendix). Our small holding company team, with great integrity, team spirit and no egos, keeps the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. The glue that keeps our company together is trust and a long term focus. From our Board of Directors through our officers and all our employees, you can count on them to do the right thing, always taking a long term view. So at Fairfax you will not see a huge holding company that checks every move our companies make, companies being sold to maximize short term profits, excessive compensation among our management, mass layoffs, management turnover or promotion of our stock. Our officers almost never sell our stock, and are a pleasure to work with. We have never lost a President or officer whom we wanted to keep. Our Presidents, officers and investment principals, who have been with Fairfax for an average of 13 1/2 years, are ultimately the strength of our company and the reason I am so excited about our future.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern Time) on April 11, 2013 at Roy Thomson Hall. As in the past few years, we will have booths which provide information on our insurance companies (OdysseyRe, Northbridge, Crum & Forster, Zenith, ICICI Lombard and Fairfax Asia) as well as our non-insurance company investments (Ashley’s, Sporting Life, Prime Restaurants, Zoomer Media and Thomas Cook India). Great opportunity for you to learn more about our companies as well as to get some discounts for shopping at Ashley’s and Sporting Life and dining at Prime Restaurants (Bier Markt). And we will make it easy for you. This year we will have buses on April 11 at 1:00 p.m. leaving from Roy Thomson Hall and going to Ashley’s and Sporting Life as well as to Bier Markt. In fact, John Rothschild has even promised to have his chefs prepare a couple of signature items sold at his restaurants for you to sample at the Prime Restaurants booth. Madhavan Menon from Thomas Cook India will be there to take your bookings for a trip of a lifetime to India! Also, we will have booths on some of our major charity partners (The Hospital for Sick Children, Americares and Bridgepoint Hospital) so you can see where your donations have been invested – and perhaps you will make an additional contribution! As we have done in the past, highlighted are two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business and the Actuarial Program at the University of Waterloo – both among the best in North America! So we look forward to meeting you, our shareholders, and answering all your questions, as well as having some fun!

Once again, I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2012. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. It is our privilege to continue to build shareholder value for you over the long term.

March 8, 2013

V. Prem Watsa

Chairman and Chief Executive Officer